Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Pubco from its X account on October 8 and 9, 2025:

The above-mentioned communication included a link to the CNBC interview. The following is a partial transcription of the interview:

Interviewer

Correct me if I’m wrong. I think going into late 2026 your forecast for Bitcoin and Ether are pretty good.

Interviewee

Not mine but our team’s. Yes. So we’re looking to continue to follow through theirs. Comes back to the discussion earlier on how to think about your assets in terms of gold and crypto. I think your commentary is spot-on there. I think we just have to allow that. You have a very aggressive momentum-driven equity market, so I think people don’t want to miss that. So you’re looking for your hedging opportunity in the way we see it in addition to the central bank buying is you mention. I think that those two asset classes become hedges of choice as you’re trying to navigate this ongoing strength and high value momentum-driven equity market.

The above-mentioned communication included a link to the Congressional testimony by Vivek Raman, Co-Founder and CEO of Etherealize. The following is a partial transcription of the testimony:

Chairman Hill, Ranking Member Waters, and distinguished Members of the Committee, thank you for the opportunity to testify. My name is Vivek Raman. I'm the Co-Founder and CEO of Etherealize. We founded Etherealize to transform U.S. capital markets for the 21st century. Our team is a powerhouse of Wall Street veterans combined with the best technologists across the Ethereum ecosystem. We are ready to push forward new financial innovation in the US. Previously, I traded credit on Wall Street at Morgan Stanley, UBS, Deutsche Bank, and Nomura. During my time there, I saw two things. One, that the US is the undisputed leader in the global financial system. And two, much of this system still operates like it's in the Stone Age. Today, it can take days to send money and weeks to finalize trades. Hundreds of billions of dollars of value still flow through paper, faxes, and manual spreadsheets. Now, at last, the technology solution for a one-time upgrade to the U.S. capital markets is sitting right in front of us.

Public blockchains allow for programmable dollars that settle in seconds, for global ledgers that allow real-time regulatory oversight, and for global access that extends opportunity far beyond Wall Street. So what's the problem? Over the last several years, blockchain innovation in the US was unfairly penalized. That greatly undersold the potential of blockchains and pushed innovation offshore. The CLARITY Act can change that trajectory. It gives much-needed regulatory certainty, including defining investment contract assets and clarifying SEC and CFTC jurisdiction. It provides America a launchpad for the next generation of financial infrastructure and ensures that the payoff stays here, with U.S. jobs, U.S. tax revenue and U.S. technological leadership.

Private sector already sees this. BlackRock, Franklin Templeton, Fidelity, Deutsche Bank, UBS, and many more are already building on Ethereum because it is the most secure and most decentralized settlement layer in the world. As a result, $140 billion of stablecoins, $10 billion of real useful tokenized assets, and institutional-grade financial applications live on Ethereum. All of this happened despite regulatory uncertainty.

With the CLARITY Act, we can 100 axe that innovation. The CLARITY Act provides an excellent framework for responsible digital asset innovation in America, and it does so while preserving the core value of blockchain's decentralization. What does decentralization really mean? It means a network, just like the internet, that is owned by none and is accessible by all. For Ethereum, it means over a million validators all around the world independently verifying transactions and ensuring trust without a single point of failure. What does decentralization mean in institutional terms? It means resilience, maximum security, and minimized counterparty risk.

We applaud the CLARITY Act for valuing decentralization and its control and maturity tests. The CLARITY Act also amplifies America's position as the home for innovation. Previous years of regulatory uncertainty and hostility have not been great for America's position in the digital asset space. In 2017, 42% of core blockchain developers were US-based. By 2025, we're barely at 19%. We need to reverse this brain drain and bring high-value engineering jobs back to the US. We need to keep dollar-denominated stablecoins rather than digital Euros or digital Yuan at the center of global commerce.

The CLARITY Act benefits more than just financial institutions. It also allows for value to flow directly to consumers rather than just to intermediaries. Let's take a concrete example. Payroll. Right now, payroll is inefficient. Employees are paid biweekly or monthly. Companies have to wire funds to a payroll provider, and there are multiple intermediaries. Settlement can take multiple days. This changes with blockchains. Ethereum enables real-time automated payments that traditional systems cannot match. Freelancers and gig workers can now get paid by the second as they work. No delays, no middlemen. This gives people immediate access to their earnings, which is powerful for those living paycheck to paycheck. Multiply this effect across millions of US businesses and the impact is enormous. And that's the power of decentralized programmable finance.

In closing, I'd like to emphasize that I could not have started Etherealize until this year, because I was waiting for regulatory clarity to build here in the U.S. My parents came to America because it's the land of opportunity, and I want to build in America. We are going to change history by embracing the next phase of the internet, and it's really important to get this right. The CLARITY Act recognizes this moment in time. Thank you for your time and for your commitment to thoughtful, forward-looking policy. I look forward to your questions.

The above-mentioned communication included a link to the partial interview Ryan Berckmans gave with DeFi Dad and The Edge Podcast. The following is a partial transcription of the interview:

DeFi Dad: Today’s show spotlights Ryan Berckmans, an Ethereum community member and ETH investor. So we had an episode back in April with Ryan. This coincided with the worst part of the market drawdown. ETH was around $1,500 to $1,600 when we were recording. It was brutal. Since then, a lot has changed, including the price of ETH rallying almost three times where it was back in the spring. We wanted to catch up with Ryan because we still feel that the price is lagging behind the fundamentals of the Ethereum network and ETH, the asset. We wanted to get an updated conversation with him about what’s changed since then and what might be the next catalyst for the next move up in the price of ETH.

Ryan Berckmans: What it comes down to is on-chain is getting into the economic world. When we look at these upward early teenage years of Ethereum, I think there was this view that, for example, Bitcoin was most of the party. Even today, Bitcoin’s dominance is quite high. If you look at the penetration of on-chain into the broader market both investor consciousness standpoint as well as the products and the growth, it is very clear to pretty much everybody in the space that on-chain is going to grow like 1,000x or 10,000x. There is going to be a hundred times the protocols, ten thousand times the market participants and distinct real-world assets and tokenization issuers and billions of users instead of wherever we are at today, depending on how you measure it. If you trying to make 5 times in today’s dollars very reliably on like a five to ten-year time horizon, buy Ether. Buy Ether. This thing is absolutely going to be a global ubiquity. There is a lot of evidence that the lion share is going to be Ethereum. There is growing body of evidence that all these L2 activities extremely good for both L1 product as well as Ether as a store of value with utility. Just buy Ether. You are buying the future of capitalism. You are buying an asset that until recently and perhaps even still, under markets its own accomplishment and its own ambition. Regardless of where the price goes, we are headed to multi trillion ETH in the coming years.

The following communication included a link to the Coindesk interview. The following is a partial transcription of the interview:

Matt Hougan

I think the wrong play for investors right now is to try to pick and choose a winner in the stablecoin and tokenization space. The right play is to invest broadly in that space and be happy who ever wins. One thing crypto loves to do is to go all in on one asset. It's always and only Solana. I think the easier play right now is just to hold both ETH and Salana. The space is big enough to accommodate two. And we're talking about many trillions of dollars of market opportunity.

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Jed Sonassie

Hey everyone, I'm Jed Sonassie, and you're watching Markets Outlook on CoinDesk. Today I'm joined by Bitwise Chief Investment Officer, Matt Hougan. Matt, welcome back.

Matt Hougan

Jen, thanks for having me. I'm excited to be here.

Jed Sonassie

Of course, what a time to be here. A lot happening. You know how I like to start to show off. What are you watching lately?

Matt Hougan

Well, it's hard not to watch prices, right? We're at all-time highs on Bitcoin's price. Every other asset is pushing in that direction. So, we're looking at prices. We're looking at flows. We're thinking about a lot of new ETPs to launch. It is a fun time to be in crypto right now.

Jed Sonassie

It's always a fun time to be in crypto regardless of where prices are, Matt. Talk to me a little bit about what's driving, let's start with Bitcoin and then we could talk about other assets, but what's driving this price action in Bitcoin right now?

Matt Hougan

Yeah, I think there are two things that are going on. One is that the debasement trade has become the hottest trade on Wall Street, right? JP Morgan is writing about it. Everyone is suddenly concerned about fiat currencies and so they all want to get exposure to the two best plays in that space, which are Bitcoin and gold. For what it's worth, I think that fact accelerates into the end of the year. One thing people don't think of much is that when institutions and financial advisers sit down with their clients at the end of the year, they want to show them that they had the hottest trade of the year. Last year, they wanted to show them that they owned Nvidia. This year, they're going to want to show them that they own Bitcoin and gold. And so, I think that's going to drive additional interest. The second thing that's driving results is just flows into Bitcoin ETFs. We've seen $3 billion in flows in the first five trading days of October. That's nearly a record for a five-day period. We think Bitcoin ETFs are going to set a record for flows in Q4. We're seeing Morgan Stanley and other wirehouses coming into the space. So, I'm really excited about that. Flows in the debasement trade, put them together, and Bitcoins at 125 and going higher.

Jed Sonassie

Okay, Bitcoin at 125 and going higher. The last time I talked, I think that your prediction for the end of the year was $250,000. Is that still in play?

Matt Hougan

$200,000. Don't, don't, don't round me up yet. We said $200,000 in December of 2024. And yes, I still think it's in play. What we will need in order for that to happen is to see this strong acceleration of ETF flows that I predict will happen. I think we could get $10 to 20 billion in flows in Q4 alone. If we see that, and reasonable corporate and government buying, I think 200,000 is a reach, but still very much possible by the end of the year.

Jed Sonassie

I'm sorry for rounding you up there. I guess that was just wishful thinking in my head. The crypto Twitter has gotten to me.

Matt Hougan

Hey, I'd take it. I'd take it.

Jed Sonassie

All right, that's Bitcoin. Now, when we look at assets outside of Bitcoin, they are also trending up. Is this Bitcoin just pulling along the rest of the market or what's going on with some of those other assets like Solana, XRP, ETH of course?

Matt Hougan

Yeah, I don't think it's Bitcoin pulling it along. In fact, based on the conversations I'm having with financial advisors and institutions, they've now realized that there are two major trades in crypto. There's Bitcoin as digital gold and there's Ethereum and Solana as platform for stable coin and tokenization. Also, with my Tradfi audience that stablecoin and tokenization story is almost stronger than the Bitcoin story alone. Certainly on a relative market cap perspective, I think we're going to see very strong flows into Ethereum ETFs. I think we may see extremely strong throws if we see Solana ETPs launch in the next few weeks, which I expect. Wall Street is waking up to this stablecoin and tokenization idea. I don't think it's Bitcoin only. We now have two big stories in crypto and that makes the whole space much stronger.

Jed Sonassie

Stablecoin and tokenization really driving the narrative. I mean I would say that is like the breakout narrative of this year. I know that you recently said that Solana will become Wall Street's preferred stablecoin network and I want to unpack that a little bit here because ETH had the first mover advantage. Solana had some challenges along the way. I think they've largely overcome those now. But talk to me about why Solana in your view becomes, you know, Wall Street's stable coin place.

Matt Hougan

Well, to be clear, I think both ETH and Solana are going to be extraordinarily successful. I think ETH, as you mentioned, has the leading market share in stablecoins and indeed in the tokenized space. It has huge benefits from decentralization. It has huge penetration and use, massive developer network. I own a lot of ETH and I'm very bullish on where it's going. I think what I said was Solana is the new Wall Street. By that I meant that the architecture of Solana is designed to facilitate, you know, sort of instant transactions in the view of the beholder, right? Uh sort of settlement, not quite settlement, but processing within 400 milliseconds, confirmation in two seconds. That is the kind of speed that Wall Street needs. I think both will be successful. So, I think the wrong play for investors right now is to try to pick and choose a winner in the stablecoin and tokenization space. The right play is to invest broadly in that space and be happy who ever wins. One thing crypto loves to do is to go all in on one asset. It's always and only Solana. I think the easier play right now is just to hold both ETH and Solana. The space is big enough to accommodate two and we're talking about many trillions of dollars of market opportunity. I think they'll both do really well. The thing I'd shout out for Solana is it's tiny, right? The thing we forget about Solana is it's 125th the size of Bitcoin. And so even a little bit of interest in Solana from traditional investors could really increase that price. You could see a doubling or a tripling of price if it becomes a favored asset amongst Tradfi. That does make it unique from Ethereum, which is of course about five times bigger.

Jed Sonassie

What's your price target for Solana by the end of the year?

Matt Hougan

Yeah, it's a great question. I knew you were going to ask that. Uh higher. Um I'll go with higher.

Jed Sonassie

All right. You mentioned that you think we will see Solana ETPs coming very very soon. Talk to me a little bit more about that. When are you expecting to see them? What kind of action can we expect to see in the Solana ecosystem once those launch?

Matt Hougan

Yeah, if you just look at the sort of calendar of SEC time-based approvals, you would think we are a few weeks away from potentially seeing those ETPs. I think that's going to be big in a number of ways. One, it's just an access vehicle, but two, it means that firms like Bitwise and others that are launching will be out there doing meetings with people, educating them about Solana. When I look at Solana right now, I think it's one of the best setups for a crypto asset that I've seen in my eight years of being in this space full-time. You have a wave of ETFs potentially launching. You have really strong treasury companies led by charismatic leaders that are pushing the narrative. You have the stablecoin and tokenization play that people are very excited about. When you put those three things together against an asset that again is only a little over hundred billion dollars in size. That's a pretty exciting setup. So I'm very optimistic for Solana for the next few months.

Jed Sonassie

That's the bull case for Solana. Are there any challenges we need to watch out for?

Matt Hougan

Yeah, sure. It's not the dominant player in this space. Again, Ethereum has a larger market share. Uh some people are skeptical of it because of the memecoin overhang and the view that it's oriented around that space. Uh you know, it has historically run into technical issues. So, there are always risks in every investment, but again, in eight years, I'm not sure I've seen a setup that's as clean as this. And I'm really excited.

Jed Sonassie

You know, you talk about the memecoin overhang. We talk about institutional adoption. Do institutions or the more traditional players maybe look at that memecoin activity on Solana and that memecoin narrative on Solana and shy away or is that something they've been able to overlook?

Matt Hougan

So I think layer one thinking from institutions would do that. Layer 2 thinking would say that that proved that it can handle the actual throughput required to do mass tokenization on chain. So I actually find it a very useful example and as people get their hands around that and they start to see other people embrace it, I think they'll come to that realization. A story as old as time is new technologies first being used for slightly goofy things. People criticize the internet in the early days for its primary uses, but look where we are now. I think people will make that realization in Solana. So the initial response during the heart of the memecoin mania was to bucket Solana in that space. But I think people now realize that that was just a great proof case of the technologies throughput. I think it's gone from a negative to a positive and I think Wall Street will realize that as well.

Jed Sonassie

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Jed Sonassie

All right, we've talked about Bitcoin, ETH, and Solana. What else are you watching? What might folks be surprised that you're looking at? What's looking good to you as we head into Q4?

Matt Hougan

Yeah, absolutely. I mean, we're very excited. We're working to get our index fund uplisted into an ETP. Hopefully that will happen. I think that if it does, that will be a great tool for investors. The other place that I'm spending a lot of time thinking about is what is again the second derivative of a massive explosion in people using stable coins and tokenized assets. And I think the answer there is DeFi. If you have suddenly a billion people that are familiar with wallets and how they work, what percentage of them will move into the DeFi category? I think a very high percentage. So I think if you look at what's going on at something like AAVE with a huge spike in TVL, I think that's just a tiny down payment on where that protocol could be going. I think people haven't warmed up to how much stable coins and tokenization will drag along the DeFi space. Uh given its small size, I'm very excited about that space as well.

Jed Sonassie

Well, I guess does that mean you see another DeFi summer on the horizon? Are we heading into alt season?

Matt Hougan

I think it's like a more like a whatever, a DeFi quadrennial. It's like a period of years for DeFi. I think DeFi, you know, will eventually be 10, 20, 30 times bigger than it is today. Again, imagine a world where a billion plus people are using crypto wallets every day for stablecoins or to access tokenized stocks. In that world, what percentage of them are borrowing, lending, staking, doing derivative work? It's not zero. And if it's 10%, that's a massive explosion of DeFi uses. I just think that space is lined up well for a many year bull market. It's not clear exactly which protocols, if they already exist, if or if new ones will launch, but I wouldn't be short DeFi if you are bullish on stablecoins and tokenization. I think that's missing the forest for the trees.

Jed Sonassie

I know you said you're not sure what protocols might win. You mentioned AAVE there. I know that Bitwise has a HYPE ETF in the works. Are there standout ones now that you're watching?

Matt Hougan

Yeah, look, it's a network effect market, so just look at the largest ones right now. Those are the easiest bets to make, but it's also a very dynamic and early market. So, I wouldn't by any means buy something and then go away for five years and look back and see if you got the winner. I think this is a space where you want to diversify, own maybe the five or 10 largest assets and periodically update your view because a Hyperliquid can come out of nowhere with a great design and a great community and become systematically important. But most crypto investors burnt by the aftermath of DeFi summer have taken their DeFi allocations down to zero. I suspect that that's the wrong place to be given where this market is going.

Jed Sonassie

All right. I wanted to ask you about some news that came out this morning. The New York Stock Exchange's owner Intercontinental Exchange is considering, it's been reported by the Wall Street Journal, considering a $2 billion investment in Poly Market. I wanted to get your thoughts on that. Are you surprised?

Matt Hougan

I am excited. Look, I think the world wants prediction markets. They're incredibly useful. They're incredibly useful for investors. We've seen how much Polymarket grew sort of with no regulatory clarity. As we move into a space where that's fully accepted, this, you know, this space could multiply by 10, 100x. I think it's a great investment by ICE, which is a very savvy operator. Congrats to the Polymarket team. We haven't yet seen what prediction markets can do. They've been constrained not by demand, but by regulatory restrictions. Those are being lifted. And so, this space is going to grow dramatically in the next few years. It's a great sign for the market.

Jed Sonassie

So much dramatic growth, Matt. It just feels like, you know, we have ETFs, we have our top coins by market cap, we have DeFi, now we have prediction markets that, you know, kind of bring these things together. Do you think we're growing too quickly? That was a question we asked during the last bull market and that was kind of dragged back by regulation. Just, is this a lot of growth really quickly?

Matt Hougan

Well, I think it's catch-up growth, right? If you … the thing about crypto is we had years where regulators wouldn't let us do real world applications but the infrastructure kept getting better and better and better. So we created this incredible highway, these incredible tools, and suddenly the regulations have lifted so we can now do things. So I think what you're seeing now is sort of catch-up growth for the four, five, six years where we were repressed by regulation. You know, eventually that will level off, but it's still got a long way to go. We still haven't penetrated mainstream use. Uh I think the next few years are going to be pretty exciting.

Jed Sonassie

What if market structure doesn't pass by the end of the year? Does it slow down?

Matt Hougan

Yeah, it does slow down. I actually do think that that, if I were to single out a risk to this market, that's probably the biggest risk right now. And Washington is of course closed right now. Um which is a reminder of just how dysfunctional it can be. So, you can't have certainty even when there is broad support for something like the CLARITY Act. You can't have certainty it will get through. And if it doesn't get through this year, do we get towards elections? Does it grind to a halt? You can never overestimate Washington's ability to mess things up. And I do think that that is a risk that could take some steam out of the market.

Jed Sonassie

All right, let's talk about ETFs now. I want to talk about the Bitwise 10 crypto index ETF. There was some talk about it in the summer. I know it was paused by the SEC. Can you give us an update on what's going on there?

Matt Hougan

Yeah. Uh, obviously I can't share anything that's not publicly available, but I would just say, you know, the government is shut down right now. So, the ability for things to move through the SEC is hampered. We remain optimistic about our efforts to uplist the Bitwise 10 crypto index fund into an ETF ETP. I think it would be great for investors, but you know, we do need Washington to get its act together and open the doors.

Jed Sonassie

I guess that's the same story with some of the other alternative ETFs that you filed for or Bitwise filed for.

Matt Hougan

It depends on the particular channel it's going through the SEC. But if there is ever a reminder that we need crypto and DeFi, it is a crypto company waiting on Washington to reopen so that they can consider various applications. But it does depend on the exact asset and the exact mechanism it's going through the SEC. Many things are slowed down, but not everything is slowed down.

Jed Sonassie

All right, Matt, thanks so much for joining me. Always a pleasure having you on, and I'm sure we'll see you again soon.

Matt Hougan

Hey, thanks for having me.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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